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EXHIBIT 99.(a)(5)

[CSG LOGO]	Neal C. Hansen
Chairman & Chief Executive Officer

Dear CSG Employee and Stock Option Holder:

        The past several years have been difficult for CSG, and I am very proud of how our employees have handled the adversity and challenges that we have faced.

        As you know, CSG historically has used stock options as a long-term incentive for our key employees. Because of the substantial decline in the price of our common stock, many of the outstanding stock options held by our employees now have exercise prices that are significantly higher than the current market price of our stock.

        This situation has been, and continues to be, of substantial concern to our management team and Board of Directors. I am, therefore, pleased to inform you that the Compensation Committee of our Board of Directors, which administers our Stock Incentive Plans, has approved a voluntary program under which you, as a United States employee of CSG, will have a one-time opportunity to exchange all of your outstanding stock options having an exercise price of $17.50 per share or more for shares of restricted stock of CSG.

        Accompanying this letter are an Offer to Exchange and Election Form which contain detailed information about the exchange program, including numerous questions and answers. We also have enclosed a personalized list of your stock options which are eligible to be exchanged for shares of restricted stock. Please review these materials carefully so that you can make a fully informed decision whether or not to participate in the exchange program.

        CSG is making no recommendation as to whether you should elect or not elect to exchange your eligible stock options for shares of restricted stock. Each employee must make his or her individual decision.

Sincerely,

/s/ Neal C. Hansen

Neal C. Hansen

7887 E. Belleview Avenue, Suite 1000, Englewood, CO 80111 (303) 796-2850

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  EXHIBIT 99.(a)(5)